Exhibit 99.1

SCHMID Group N.V. Provides Second Quarter 2026 Business Update and Full Year 2026 Order Guidance Update

Freudenstadt, Germany, July 14, 2026– SCHMID Group N.V. (NASDAQ: SHMD) (the “Company” or "SCHMID"), a global leader in providing solutions for the electronics industry, today provided the following operational update following the completion of the second quarter of 2026.

Operational Update for the second quarter ended June 30, 2026

In the second quarter of 2026, the Company recorded order intake of €30.7 million and reported revenues of €27.7 million. Including the repeat order exceeding €37 million announced on July 7, 2026, cumulative order intake since the beginning of the year amounts to €81.6 million. The order backlog stood at €54.8 million at the end of the quarter. Order intake and order backlog figures relate exclusively to orders for equipment and do not include orders associated with services or spare parts.

Consistent with management's expectations, given the revenue profile for the first half of the year, EBITDA margin in H1 is expected to be significantly lower than the EBITDA margin of 12% consistent with full-year 2026 guidance. For the full-year 2026 management maintains the guidance of more than €100 million revenues and EBITDA margin of more than 12%.

In light of the sustained improvement in order momentum and enhanced business visibility, management has decided to increase its full-year 2026 order intake guidance from approximately €114 million to a range of €125 to €150 million.

The financial information presented in this press release for the second quarter of 2026 and for guidance for the full-year 2026 is preliminary and unaudited. Actual results may differ from the preliminary estimates presented herein. The Company expects to report its final second-quarter and half-year financial results with the publication of its interim financial statements on or before August 25, 2026. Order intake and order backlog are operational metrics used by management to evaluate the Company’s business activity and visibility of future revenue. These metrics are not measures defined under International Financial Reporting Standards (“IFRS”) and may not be comparable to similarly titled measures used by other companies.

Adjusted EBITDA is a non-IFRS financial measure. The Company defines Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, adjusted to exclude certain non-recurring or non-operational items. Because Adjusted EBITDA excludes items that may be included in the most directly comparable IFRS measure, investors should not consider Adjusted EBITDA in isolation or as a substitute for measures prepared in accordance with IFRS. The Company is unable to provide a reconciliation of forward-looking Adjusted EBITDA guidance to the most directly comparable IFRS financial measure without unreasonable effort because certain items that impact such measures are uncertain, out of the Company’s control and cannot be reasonably predicted.

Release of half-year results 2026

SCHMID will release half-year results on or before August 25, 2026 followed by an investor call at 9 a.m. Eastern time, 3pm CET time. Details for the investor call will be published on SCHMID's investor relations website.

Closing of the new $20 million convertible notes

The Company entered into an investment agreement with an institutional investor (the "Investor") on July 7, 2026 pursuant in relation to the issuance of senior convertible notes in an aggregate principal amount of $20 million convertible into ordinary shares of the Company (the “Notes”). The Notes were issued pursuant to an indenture dated today, July 14, 2026. As disclosed in the Company's press release on July 7, 2026, the net proceeds from the issuance of the Notes will be used to fund the working capital need resulting from the ongoing order intake acceleration and growth capital needed for the move from rented to owned manufacturing plant in China with nearly double capacity.

Forward-looking Statements

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include, but are not limited to, statements regarding the Company’s preliminary first and second quarters of 2026 results, financial outlook for fiscal year 2026, expected order intake and revenue growth, anticipated demand trends, and other statements that are not historical facts. These forward-looking statements can include statements regarding our expectations with respect to future performance and the anticipated timing of certain commercial or financing activities, expected timing and completion of the private placement and use of proceeds related thereto. There are a significant number of factors that could cause actual results to differ materially from the statements made in this press release. Additional risks and uncertainties that could affect our financial results are included under “Item 3. Key Information – 3.D. Risk Factors” in our annual report on Form 20-F filed with the SEC May 15, 2026, which is available on the SEC’s website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by applicable law.

About The SCHMID Group

The SCHMID Group is a global leader in providing solutions mostly  for the electronics industry, with its headquarters based in Freudenstadt, Germany. Founded in 1864, today it employs approximately 700 staff members worldwide, and has technology centers and manufacturing sites in multiple locations including Germany and China, in addition to several sales and service locations globally. The Group focuses on developing customized equipment and process solutions mostly for the electronic industry. Our system and process solutions for the manufacture of substrates, printed circuit boards and other electrical components ensure the highest technology levels, high yields with low production costs, maximized efficiency, quality, and sustainability in green production processes.

Learn more at www.schmid-group.com